Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

A. Operating Results

Overview

Caravelle International Group (“Caravelle” or the “Company”) and its subsidiaries (collectively, the “Group”) is an international provider of ocean transportation services. It is engaged in seaborne transportation services under voyage contracts as well as vessels services for and on behalf of ship owners. Caravelle’s Ocean Transportation business is conducted through its subsidiaries – Topsheen Shipping Singapore Pte. Ltd. and Topsheen Bulk Singapore Pte. Ltd.

Recent Developments

Private Placement of Senior Notes and Warrants

On January 10, 2024, the Company sold two senior secured convertible promissory notes (the “Jan 2024 Notes”) and accompanying warrants for a principal amount of $1.5 million. The Jan 2024 Notes have an 18-month maturity and are convertible into the Company’s Ordinary Shares at an initial conversion price of $1.00 per share, subject to adjustment as specified in the agreements. The Jan 2024 Notes are repayable in cash upon maturity and also include certain prepayment options and participation rights. Additionally, the investors were granted five-year warrants (the “Jan 2024 Warrants”) equal to 50% of the funded amount at an initial exercise price of $1.00 per share, subject to adjustment. On August 8, 2024, the Company and the investors mutually agreed to terminate all terms and provisions of the Jan 2024 Notes by entering into a Termination Agreement and a Note and Warrant Purchase Agreement. As a result, Caravelle fully settled the Jan 2024 Notes and the Jan 2024 Warrants were cancelled and terminated.

On September 16, 2024, the Company closed a private placement financing of a senior unsecured original issue 25% discount convertible promissory note (the “September 2024 Note”) with its shareholder High-Trend Holdings USA LLC (“High-Trend”) and issued a warrant) to High Trend pursuant to a securities purchase agreement). The September 2024 Note has a principal amount of $3,548,000 with an original issuance discount of $887,000 and zero annual interest. The September 2024 Note had a 12-month maturity and is convertible into the Company’s ordinary shares at an initial conversion price equal to $0.10 per share, subject to adjustment as further specified in the September 2024 Note. As part of the investment, High-Trend was also granted a five-year warrant equal to 150% of the funded amount at an initial exercise price equal to $0.166 per share, subject to adjustment (the “September 2024 Warrant”). The Company did not have an obligation to register any of the securities issued in the placement or that are issuable pursuant to the September 2024 Note and September 2024 Warrant. The proceeds from this financing were used for general working capital purposes. The September 2024 Note were subsequently fully converted into 35,480,000 ordinary shares on September 23, 2024.

On October 18, 2024, the Company closed a private placement financing of senior unsecured original issue 25% discount convertible promissory notes (the “October 2024 Notes”) with four investors pursuant to a securities purchase agreement. The October 2024 Notes have an aggregate principal amount of $1,752,000 with an aggregate original issuance discount of $438,000 and zero annual interest. The October 2024 Notes have a 12-month maturity and are convertible into the Company’s ordinary shares at an initial conversion price equal to $0.10 per share, subject to adjustment. The Company does not have an obligation to register any of the securities issued in the placement or that are issuable pursuant to the October 2024 Notes. The Company intends to use the proceeds from this financing for general working capital purposes. The October 2024 Note were subsequently fully converted into 17,520,000 ordinary shares on October 21, 2024.

Restatement

As discussed in the Explanatory Note 13 to the unaudited condensed consolidated financial statements for the six months ended April 30, 2024 and 2023— Restatement of Comparative Period Figures, we are restating certain financial information for the six months ended April 30, 2023 due to the inappropriate consolidation method applied and lack of appropriate cutoff procedures on revenue, costs and expenses during the period end close.

Key Factors that Affect Operating Results

The Group primarily derives freight revenue from voyage contracts and provides vessel services. The Group intends to enhance its freight services and acquire new customers by increasing its market penetration with deeper market coverage and a broader geographical reach. The Group’s ability to maintain and expand its customer base affects Group’s operating results.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign exchange rates and interest rates. Changes in these factors could cause fluctuations in our results of operations and cash flows. The Group is exposed to the market risks described below.

Foreign Exchange Rate Risk

The Group generates all of its revenues in U.S. dollars, but currently incurs some of its costs and operating expenses (around 7% and 5% for the six months ended April 30, 2024 and 2023, respectively) in currencies other than the U.S. dollar, primarily the Euro and Singapore Dollar. For accounting purposes, expenses incurred in Euros and Singapore Dollars are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. The amount and frequency of some of these expenses, such as vessel repairs, supplies and stores, may fluctuate from period to period. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to the Group of paying such expenses. The portion of the Group’s expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Currently, we do not consider the risk from exchange rate fluctuations to be material for our results of operations and therefore, the Group has not engaged in derivative instruments to hedge part of those expenses.

Inflation risk

The Group’s operations expose it to the effects of inflation. In the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs. Although historically the ocean shipping industry has been able to largely offset the inflationary pressure by passing the costs of inflation onto its customers, the industry as a whole and the Group in particular may not be able to offset such costs sufficiently, in which case the Group’s cash flows and results would be negatively impacted.

The extent of any future public health crisis’s impact on the Group’s operations and financial performance will depend on various factors, including the severity of the outbreak, the effectiveness of governmental responses, the availability of medical interventions, and the resilience of the global economy. While the Group is taking steps to mitigate these risks, the potential for significant adverse effects on the Group’s operations and financial condition remains.

Results of Operations

For the six months ended April 30, 2024 and 2023

The following table summarizes the results of the Group’s operations for the six months ended April 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the Six Months Ended
	April 30,			%
	2024	2023	Change	Change
		(Restated)
REVENUE:
Ocean freight revenue	$33,211,799	$49,330,293	$(16,118,494)	(32.7)%
Vessel service revenue	1,643,746	215,118	1,428,628	664.1%
Total revenue	34,855,545	49,545,411	(14,689,866)	(29.6)%
COST OF REVENUE:
Cost of revenues	32,425,944	54,240,270	(21,814,326)	(40.2)%
GROSS PROFIT(LOSS)	2,429,601	(4,694,859)	7,124,460	(151.8)%

OPERATING EXPENSES:
General and administrative expenses	2,285,953	2,103,319	182,634	8.7%
Total operating expenses	2,285,953	2,103,319	182,634	8.7%
INCOME (LOSS) FROM OPERATIONS	143,648	(6,798,178)	6,941,826	(102.1)%

OTHER INCOME (EXPENSE), NET
Interest income	1,733	954	779	81.7%
Interest expense	(49,477)	(57,038)	7,561	(13.3)%
Change in fair value of convertible notes	(320,218)	-	(320,218)	100.0%
Other expense, net	(15,555)	(194,229)	178,674	(92.0)%
LOSS BEFORE INCOME TAXES	(239,869)	(7,048,491)	6,808,622	(96.6)%

PROVISION FOR INCOME TAXES	4,139	2,542	1,597	62.8%
NET LOSS	$(244,008)	$(7,051,033)	$6,807,025	(96.5)%
Less: Net income (loss) attributable to non-controlling interests	527,657	(2,732,234)	3,259,891	(119.3)%
NET LOSS ATTRIBUTABLE TO THE COMPANY	(771,665)	(4,318,799)	3,547,134	(82.1)%

Revenues

For the six months ended April 30, 2024, the Group’s total revenue was approximately $34.9 million, compared to approximately $49.5 million for the six months ended April 30, 2023. This represents a revenue decrease of approximately $14.7 million, or 29.6%. The overall decrease in revenue was primarily attributable to approximately $16.1 million decrease in ocean freight revenue.

Revenue from ocean freight decreased by approximately $16.1 million or 32.7%, from approximately $49.3 million in the six months ended April 30, 2023 to approximately $33.2 million in the six months ended April 30, 2024, due to the Group’s decision to drop some unprofitable shipping contracts during the six months ended April 30, 2024. The total number of voyage days was 953 days for the six months ended April 30, 2024, a decrease of 142 days from 1,095 days for the six months ended April 30, 2023. The average charge per day was approximately $34,866 per day for the six months ended April 30, 2024, representing a decrease of approximately $10,188 from $45,054 per day for the six months ended April 30, 2023. The decreases in the number of voyage days and average charge per day were due to lower market demand on ocean freight service during the six months ended April 30, 2024.

Revenue from vessel services increased by approximately $1.4 million or 664.1% from approximately $0.2 million in the six months ended April 30, 2023, to approximately $1.6 million in the six months ended April 30, 2024 due to increased vessel services prices. Caravelle, through the Topsheen Companies, contracts with various customers to carry out vessel services for vessels as agents for and on behalf of ship owners. These services include lease of vessels on behalf of the ship owners, and commercial management. The total number of vessel services voyage days was 300 days for the six months ended April 30, 2024, a decrease of 6.1% from 320 days for the same period of last year. The average charge per day was $5,479 per day for the six months ended April 30, 2024, an increase of $4,806 from $673 per day for the six months ended April 30, 2023.

Cost of Revenues

The Group’s cost of revenues mainly consists of ship lease expenses, oil expenses, port fees and other related costs. The Group’s cost of revenues amounted to approximately $32.4 million for the six months ended April 30, 2024, representing a decrease of approximately $21.8 million, or 40.2%, compared to approximately $54.2 million for the six months ended April 30, 2023 due to decreased revenue. Ship lease expenses were approximately $12.3 million for the six months ended April 30, 2024, representing a decrease of approximately $14.0 million compared to approximately $26.3 million for the six months ended April 30, 2023 due to the Group’s decision to drop some unprofitable shipping contracts. Oil expenses were approximately $9.1 million for the six months ended April 30, 2024, representing a decrease of approximately $7.6 million compared to approximately $16.7 million for the six months ended April 30, 2023. Port fees were approximately $7.9 million for the six months ended April 30, 2024, representing a decrease of approximately $3.1 million compared to approximately $10.9 million for the six months ended April 30, 2023.

Gross profit (loss)

The Group’s gross profit amounted to approximately $2.4 million for the six months ended April 30, 2024, compared to a gross loss of approximately $4.7 million for the six months ended April 30, 2023. The gross profit (loss) as a percentage of overall revenue for the six months ended April 30, 2024 and 2023, was 7.0% and negative 9.5%, respectively. The increase in gross profit and gross profit margin was mainly due to our efforts to weed out some unprofitable voyages led a higher overall gross profitability.

Operating Expenses

The Group’s operating expenses mainly consist of general and administrative expenses. General and administrative expenses primarily consisted of salary and compensation expenses related to the Group’s accounting, human resources and executive office personnel, and included rental, depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $0.2 million or 8.7% from approximately $2.1 million for the six months ended April 30, 2023 to approximately $2.3 million for the six months ended April 30, 2024, mainly due to an increase of approximately $0.3 million in salary expenses, offset by a decrease of approximately $0.1 million in other professional service fees.

Other Expenses, net

Other expense, net primarily consists of interest expense, change in fair value of convertible notes and other items. Other expense, net was approximately $0.4 million for the six months ended April 30, 2024, representing an increase of approximately $0.1 million compared to $0.3 million in the six months ended April 30, 2023. The increase was primarily attributable to a loss of $0.3 million from change in fair value of convertible notes, offset by an decrease in other expense of approximately $0.2 million due to less foreign exchange loss incurred for six months ended April 30, 2024 comparing to the same period of last year.

Provision for Income Taxes

The Group’s provision for income taxes was $4,139 and $2,542 for the six months ended April 30, 2024 and 2023, respectively. Topsheen Shipping is eligible and participates under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI-AIS) award in Singapore. All qualified shipping income derived from the shipping activity of Topsheen Shipping is exempt from taxation for the duration of MSI-AIS approval.

Net Loss

As a result of the foregoing, net loss amounted to approximately $0.2 million for the six months ended April 30, 2024, compared to approximately $7.1 million for the six months ended April 30, 2023.

B. Liquidity and Capital Resources

Caravelle is a holding company with no material operations of its own. The Group conducts its operations primarily through its subsidiaries in Singapore. As a result, the Group’s ability to pay dividends depends upon dividends paid by its subsidiaries. The Group’s subsidiaries in Singapore are permitted to pay dividends to the Group only out of their retained earnings, if any, as determined in accordance with Singapore accounting standards and regulations. The Group would need to accrue and pay withholding taxes if the Group were to distribute funds from its subsidiaries in Singapore to the Group.

For the six months ended April 30, 2024, the Group incurred a net loss of $0.2 million and net cash used in operating activities was $3.5 million. As of April 30, 2024, the Group had an accumulated deficit of $5.7 million and working capital deficit of $7.9 million.

In assessing the Group’s liquidity, management monitors and analyzes cash on hand, the Group’s ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. The Group has historically funded its working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future to ensure sufficient working capital. As of April 30, 2024, the Group had cash of $3.4 million. Advances from customers included in current liabilities amounted to $3.4 million mainly representing the advances from customers that will be recognized as revenue in the next fiscal year when the services are provided. Subsequent to April 30, 2024, the Group closed two private placement financings of senior unsecured original issue 25% discount convertible promissory notes in the total principal amount of approximately $5.3 million with an original issuance discount of approximately $1.3 million and zero annual interest. Both convertible promissory notes were subsequently converted into in aggregated of 53,000,000 ordinary shares.

The following summarizes the key components of the Group’s cash flows for the six months ended April 30, 2024 and 2023.

	For the Six Months Ended April 30,
	2024	2023
		(Restated)
Net cash used in operating activities	$(3,500,590)	$(9,881,403)
Net cash provided by investing activities	-	-
Net cash provided by (used in) financing activities	4,647,425	(2,086,275)
Net increase(decrease) in cash and cash equivalents	$1,146,835	$(11,967,678)

Operating Activities

Net cash used in operating activities was approximately $3.5 million for the six months ended April 30, 2024. Cash used in operating activities for the six months ended April 30, 2024 mainly consisted of a net loss of approximately $0.2 million adjusted for certain non-cash items, primarily consisting of fair value loss of approximately $0.3 million in the change in fair value of convertible notes, and changes in certain working capital accounts that primarily consisting of cash used in accounts receivable of approximately $3.1 million due to slowly collection for the six months ended April 30, 2024, cash used in accounts payable of approximately $0.3 million and cash used in accrued expenses and other liabilities of approximately 0.2 million due to progress payments made.

Net cash used in operating activities was approximately $9.9 million for the six months ended April 30, 2023. Cash used in operating activities for the six months ended April 30, 2023 was mainly attributable to a net loss of approximately $7.1 million and changes in certain working capital accounts that primarily consisting of  cash used in accrued expenses and other liabilities of approximately $6.9 million due to more payment settlements with service providers, cash used in our advances from customers of approximately $6.0 million due to more revenue realized during the six months ended April 30, 2023,offset by cash provided by accounts receivable of approximately $3.3 million due to more collection, cash provided by prepayments and other assets of approximately $5.8 million due to less prepayments and advances made to suppliers and cash provided by increased payables to a related party of approximately $1.2 million.

Investing Activities

Cash provided by investing activities was $nil for the six months ended April 30, 2024 and 2023.

Financing Activities

Net cash provided by financing activities was approximately $4.6 million for the six months ended April 30, 2024, mainly consisting of proceeds loans from related parties of approximately $5.9 million and proceeds from note payable of approximately $1.3 million, offset by repayment of related parties’ loans of approximately $2.0 million and the repayment of a long-term bank loan of approximately $0.5 million.

Net cash used in financing activities was approximately $2.1 million for the six months ended April 30, 2023, mainly consisting of repayment of related party loans of approximately $12.3 million, dividends to shareholders of approximately $0.9 million, and repayment of a long-term bank loan of approximately $0.2 million, which were offset by loan proceeds from related parties of approximately $11.4 million.

Capital Expenditures

The Group made capital expenditures of $nil for the six months ended April 30, 2024 and 2023, respectively.

Contractual Obligations

The Group had outstanding bank loans of approximately $1,954,099 as of April 30, 2024. The Group has also entered into non-cancellable operating lease agreements to rent office spaces. The lease agreements will expire on March 14, 2025 and September 30, 2025.

The following table sets forth the Group’s contractual obligations and commercial commitments as of April 30, 2024:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Bank loan	$1,954,099	$955,904	$81,272	$-	$916,923
Lease	155,885	92,636	63,249	-	-
Total	$2,109,984	$1,048,540	$144,521	$-	$916,923

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for the six months ended April 30, 2024 and 2023 that have, or that in the opinion of management are likely to have, a current or future material effect on the Group’s financial condition or results of operations.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property” of our annual financial statements for the fiscal year ended October 31, 2023 filed with the SEC on September 9, 2024.

D. Trend Information

Other than as described elsewhere herein, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates, judgments, and assumptions that can have a meaningful effect on the reporting of consolidated financial statements. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. The following descriptions of critical accounting estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this report.

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include revenue recognition. We believe the following accounting estimates involve the most significant judgments used in the preparation of our consolidated financial statements.

Accounting estimates used in revenue recognition

Under a voyage contract, the Group is engaged to provide the transportation of cargo between specific ports in return for an ocean freight payment of an agreed upon freight per ton of cargo. The Group’s voyage contracts generally do not contain cancelable provisions. A voyage was deemed to commence when a vessel was available for loading and was deemed to end upon the completion of the discharge of the current cargo. For voyage contracts, the customer simultaneously receives and consumes the benefits provided by the Group performance over the voyage period because of the continuous service to the customer. Customers receive the benefit of our services as the goods are transported from one location to another. If the Group were unable to complete delivery to the final location, another entity would not need to reperform the transportation service already performed. As control transfers over time, the Group recognizes revenue ratably from the port of loading to when the charterer’s cargo is discharged based on the relative transit time completed in each reporting period. For unfinished voyages, the related revenue is recognized based on the estimated transit time-based portion completed of each voyage at the reporting date. Estimated losses on voyages are provided for in full at the time such losses become evident. Voyage expenses and other ocean transportation operating costs are charged to operating costs as incurred.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our Consolidated Financial Statements.